Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
Third Quarter 2013 Earnings Report
All financial information is in U.S. dollars unless otherwise indicated. Unless otherwise indicated or required by the context, as used in this earnings report, the terms “NOVA Chemicals,” the “Company,” “we,” “our” and “us” refer to NOVA Chemicals Corporation and all of its subsidiaries that are consolidated. This management discussion and analysis (“MD&A”) should be read in conjunction with our other 2013 unaudited interim condensed consolidated financial statements and our audited consolidated financial statements and MD&A for the year ended December 31, 2012.
Third Quarter 2013 Results
For the third quarter of 2013, we generated profit of $120 million compared to profit of $104 million for the third quarter of 2012. The quarter-over-quarter increase was primarily due to increased operating profit in the Polyethylene segment, offset by decreases in operating profit in the Joffre Olefins and Corunna Olefins segments. For the nine months ended September 30, 2013, we generated profit of $506 million, compared to profit of $478 million for the nine months ended September 30, 2012. The year-over-year increase was primarily due to increased operating profit in the Corunna Olefins and Polyethylene segments, partially offset by lower operating profit in the Joffre Olefins segment.
The Olefins/Polyolefins business unit generated $245 million of operating profit in the third quarter of 2013, compared to operating profit of $222 million in the third quarter of 2012. The increase for the third quarter of 2013 was primarily due to higher margins and sales volumes in the Polyethylene segment, offset somewhat by lower margins in the Joffre Olefins and Corunna Olefins segments. For the nine months ended September 30, 2013, the business unit generated operating profit of $909 million compared to operating profit of $865 million for the nine months ended September 30, 2012. The increase was primarily due to higher margins in the Corunna Olefins and Polyethylene segments, and increased sales volumes in the Polyethylene segment, partially offset by lower margins in the Joffre Olefins segment.
The Performance Styrenics segment generated operating profit from continuing operations of $2 million in the third quarter of both 2013 and 2012. For the nine months ended September 30, 2013, the segment generated operating profit from continuing operations of $2 million compared to $7 million for the nine months ended September 30, 2012. The year-over-year decline was primarily due to higher operating costs that were somewhat offset by higher margins.
Highlights
On July 30, 2013, we closed our offering of $500 million 5.25% senior notes due 2023. The net proceeds of the offering were used primarily to purchase or redeem all of our $350 million 8.375% senior notes due 2016 and pay related transaction fees and expenses. The remainder was used for general corporate purposes.
Basis of Presentation
Our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2013 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2012. On January 1, 2013, we adopted certain new and amended IFRSs, which were required to be applied retrospectively. Refer to Note 2 of our unaudited interim condensed consolidated financial statements for details and impacts of the new and amended IFRSs.

NOVA Chemicals Financial Highlights
	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
		Restated (1)		Restated (1)
Revenue	$1,263	$1,189	$3,884	$3,951

Operating profit from continuing operations (2)
Olefins/Polyolefins (3)	$245	$222	$909	$865
Performance Styrenics	2	2	2	7
Operating profit from the businesses from continuing operations (4)	247	224	911	872
Corporate costs	(40)	(33)	(127)	(108)
Operating profit from continuing operations	$207	$191	$784	$764

Profit for the period	$120	$104	$506	$478

Cash provided by operating activities	$221	$264	$638	$896

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our unaudited interim condensed consolidated financial statements.

(2)	Profit from continuing operations before finance costs, net, income taxes and other losses, net. See Supplemental Measures.

(3)	Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.

(4)	See Supplemental Measures.

Review of Business Results
OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights
	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
		Restated (1)		Restated (1)
Revenue	$1,194	$1,109	$3,678	$3,727
Operating profit (loss) (2)
Joffre Olefins	$138	$165	$516	$698
Corunna Olefins	28	70	210	204
Polyethylene	65	14	163	(44)
Eliminations	14	(27)	20	7
Total operating profit	$245	$222	$909	$865
Depreciation and amortization	$77	$72	$223	$212
Capital spending	$112	$67	$321	$153
Polyethylene sales volume (millions of pounds) (3)	840	788	2,645	2,454

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our unaudited interim condensed consolidated financial statements.

(2)	See Supplemental Measures.

(3)	Third-party sales.

Average Benchmark Prices (1)
	Three Month Average		Nine Month Average
(U.S. dollars per pound, except as noted)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
Principal Products:
Ethylene (2)	$0.46	$0.45	$0.47	$0.49
Polyethylene — linear low density butene liner (3)	$0.74	$0.66	$0.73	$0.70
Polyethylene — weighted-average benchmark (3)	$0.78	$0.68	$0.76	$0.73
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$2.34	$2.30	$2.99	$2.11
NYMEX natural gas (dollars per mmBTU) (4)	$3.60	$2.81	$3.68	$2.62
WTI crude oil (dollars per barrel) (5)	$105.83	$92.22	$98.14	$96.21

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: IHS Chemical U.S. Gulf Coast Net Transaction Price.

(3)	Source: Townsend Polymer Services and Information. Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.

(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.

(5)	Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.
Review of Operations
Operating profit was $245 million for the third quarter of 2013 compared to operating profit of $222 million for the third quarter of 2012. The 10% increase was primarily due to higher margins and a 7% increase in sales volumes in the Polyethylene segment, partially offset by lower margins in the Joffre Olefins and Corunna Olefins segments.
Operating profit was $909 million for the first nine months of 2013 compared to $865 million for the first nine months of 2012. The 5% increase in operating profit was primarily due to decreased feedstock costs in the Corunna Olefins segment, resulting from the shift to a lighter feedstock slate and increased margins in the Polyethylene segment. These improvements more than offset the lower margins in the Joffre Olefins segment.
Capital spending in the third quarter of 2013 increased by more than 60% compared to the third quarter of 2012. For first nine months of 2013, capital spending more than doubled compared to the same period in 2012. The increases were primarily due to spending on the NOVA 2020 growth projects.
Joffre Olefins
Third Quarter 2013 Versus Third Quarter 2012
Joffre Olefins reported operating profit of $138 million for the third quarter of 2013, down from $165 million for the third quarter of 2012. The decline was primarily due to higher feedstock costs which were partially offset by higher ethylene selling prices. Feedstock costs were higher as average AECO natural gas prices increased 2% for the third quarter of 2013 compared to the third quarter of

2012, while the average ethylene net transaction price was also slightly higher. Our average feedstock costs were also higher due to a higher percentage of propane in the feedstock mix. This was due to short term supply issues for ethane that resulted in propane utilization more than double our utilization in a typical quarter. We cracked no propane in the third quarter of 2012. Propane is typically a more costly feedstock than ethane.
Nine Months Ended September 30, 2013 Versus Nine Months Ended September 30, 2012
Joffre Olefins reported operating profit of $516 million for the nine months ended September 30, 2013, down from $698 million for the same period one year ago. The 26% decline was primarily due to higher feedstock costs combined with lower selling prices partially offset by higher product sales volumes. Feedstock costs were higher as average AECO natural gas prices increased by more than 40% for the nine months ended September 30, 2013 compared to the same period of 2012, while the average ethylene net transaction price was lower by 4%.
Corunna Olefins
Third Quarter 2013 Versus Third Quarter 2012
Corunna Olefins reported operating profit of $28 million for the third quarter of 2013, a decrease from operating profit of $70 million for the third quarter of 2012. The decline was primarily due to an increase in feedstock costs partially offset by an increase in average selling prices. The feedstock cost reduction from utilizing ethane/propane ("E/P") mix as feedstock was offset by higher WTI crude and natural gas liquids prices in the third quarter of 2013 compared to the third quarter of 2012. WTI crude oil costs increased by 15% and industry average propane costs increased by 15% quarter over quarter.
In the third quarter of 2013, the industry average butadiene price declined by more than 40% compared to the third quarter of 2012, while the industry average chemical grade propylene price increased by nearly 35%. The impact to operating profit was small as the changes in selling prices offset each other.
Nine Months Ended September 30, 2013 Versus Nine Months Ended September 30, 2012
Corunna Olefins reported operating profit of $210 million for the nine months ended September 30, 2013, compared to $204 million for the nine months ended September 30, 2012. The improvement was primarily due to a decrease in feedstock costs which more than offset lower selling prices and an 8% decline in sales volumes. The feedstock cost improvement was due to decreases in all of our major feedstock costs, except crude oil, in addition to the impact from the introduction of E/P mix beginning in late June 2012.
For the nine months ended September 30, 2013, the industry average butadiene price declined by 40% compared to the nine months ended September 30, 2012, while the industry average chemical grade propylene price increased by more than 10%. The decline in the butadiene price had the largest impact on the decline in product selling prices.
Polyethylene
Third Quarter 2013 Versus Third Quarter 2012
The Polyethylene segment reported operating profit of $65 million for the third quarter of 2013, compared to operating profit of $14 million for the third quarter of 2012. The improvement was due to higher sales volumes and increased margins, as selling prices increased more than raw material costs. The average North American industry linear-low density polyethylene butene liner price was $0.74 per pound in the third quarter of 2013, compared to $0.66 per pound average for the third quarter of 2012.
In September 2013, we completed a planned two-week outage of our PE1 polyethylene unit in Joffre, Alberta, to install tie-ins for the ongoing PE1 Expansion project. These tie-ins should eliminate the need for another planned outage prior to the expected commissioning of the new reactor in the fall of 2015.
Nine Months Ended September 30, 2013 Versus Nine Months Ended September 30, 2012
The Polyethylene segment reported operating profit of $163 million for the first nine months of 2013 compared to an operating loss of $44 million for the first nine months of 2012. The increase was due to higher selling prices, increased sales volumes and lower raw material costs.
Polyethylene sales increased by 7% in the third quarter of 2013 versus the third quarter of 2012 and by 8% for the first nine months of 2013 compared to the same period in 2012. In January 2013, we returned our Mooretown low-density polyethylene facility to commercial operation at its full capacity, which is the largest contributor to the increase in sales volumes for the 2013 periods versus the 2012 periods.
We have filed an initial insurance claim for business interruption and property damage that may offset a portion of our financial losses resulting from the unplanned outage at the Mooretown low-density polyethylene facility. Through October 2013, we received interim claim payments for business interruption coverage totaling $15 million.

PERFORMANCE STYRENICS

Financial Highlights from Continuing Operations
	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
		Restated (1)		Restated (1)
Revenue	$80	$90	$241	$261
Operating profit (2)	$2	$2	$2	$7
Depreciation and amortization	$—	$—	$1	$1
Capital spending	$1	$1	$3	$2
Sales volume (millions of pounds) (3)	71	63	203	194

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our unaudited interim condensed consolidated financial statements.

(2)	See Supplemental Measures.

(3)	Third-party sales.

Average Benchmark Prices (1)
	Three Month Average		Nine Month Average
(U.S. dollars per pound)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
Styrene Monomer	$0.83	$0.78	$0.84	$0.75
Expandable Polystyrene	$1.10	$1.09	$1.11	$1.08

(1)	Source: IHS Chemical. Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
Review of Operations
Third Quarter 2013 Versus Third Quarter 2012
The Performance Styrenics segment reported operating profit from continuing operations of $2 million for each of the third quarters of 2013 and 2012. Increased sales volume and higher selling prices during the third quarter of 2013, were offset by increased operating costs.
The industry average selling price of expandable polystyrene increased by 1% for the third quarter of 2013 compared to the third quarter of 2012, while the industry average cost of styrene monomer increased by 6%.
Nine Months Ended September 30, 2013 Versus Nine Months Ended September 30, 2012
The Performance Styrenics segment reported operating profit from continuing operations of $2 million for the nine months ended September 30, 2013, compared to $7 million for the nine months ended September 30, 2012. The decline was primarily due to an increase in operating costs, including higher utility costs.
Beginning on January 1, 2012, we changed our method of calculating the intercompany transfer price on sales of ethylene from our Corunna Olefins segment to our Performance Styrenics segment to be consistent with our method of calculating the intercompany transfer price on sales of ethylene from our Olefins segments to our Polyethylene segment. We accounted for the change on a prospective basis. Operating profit for the Performance Styrenics segment and eliminations would have been approximately $2 million lower for the first nine months of 2012 if we had accounted for the change on a retrospective basis by revaluing inventory as of January 1, 2012.
Discontinued Operations
During 2012, we sold the majority of our building and construction businesses and assets that were collectively known as SYNTHEON. Associated results of operations and cash flows are separately reported as discontinued operations for the three and nine months ended September 30, 2012.

CORPORATE

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
		Restated (1)		Restated (1)
Corporate operating costs	$(40)	$(38)	$(120)	$(101)
Mark-to-market feedstock derivatives (2)	—	5	(4)	(1)
Foreign exchange gain	2	3	3	2
Depreciation and amortization	(2)	(3)	(6)	(8)
Operating loss from continuing operations (3)	$(40)	$(33)	$(127)	$(108)

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our unaudited interim condensed consolidated financial statements.

(2)
We are required to record on the statement of financial position the market value of open derivative positions which either do not qualify for hedge accounting treatment or are not designated by us as qualifying hedges. The gain or loss resulting from changes in the market value of these derivatives is recorded as profit or loss each period. These mark-to-market adjustments are recorded in the feedstock and operating costs line on the consolidated income statements and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

(3)	See Supplemental Measures.
Corporate Operating Costs
Corporate operating costs during the third quarter of 2013 were consistent with the third quarter of 2012. Corporate operating costs increased during the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, primarily due to an increase in compensation related costs and other fixed costs, partially offset by the reversal of a decommissioning provision that was determined to be the obligation of a third party.
Mark-to-Market Feedstock Derivatives
During the third quarter of 2013, we had no open feedstock derivative positions. During 2012, we entered into trades that locked-in ethane spreads on small volumes of E/P mix that extended through the second quarter of 2013. From time-to-time, we lock-in the pricing on a portion of our propane and butane feedstock requirements as a percentage of crude oil using forward contracts and our portfolio also may include trades to re-price feedstock inventory (excluding ethane), and lock-in at a fixed price, small volumes of our winter natural gas requirements. During the third quarter of 2012, we recorded an unrealized gain of $5 million on the mark-to-market value of our open feedstock positions.

Changes in Profit
(millions of U.S. dollars)	Q3 2013 Compared to Q3 2012	First Nine Months 2013 Compared to First Nine Months 2012
Higher operating margin(1)	$22	$41
Higher research and development	—	(3)
Lower sales and marketing	1	—
Higher general and administrative	(7)	(18)
Lower finance costs, net	9	6
Higher other losses, net	(2)	(4)
Higher income tax expense	(9)	(6)
Higher profit from discontinued operations	2	12
Increase in profit	$16	$28
(1)     Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives).
Profit increased during the third quarter of 2013 compared to the third quarter of 2012, primarily due to increased operating profit in the Polyethylene segment, offset by decreases in operating profit in the Joffre Olefins and Corunna Olefins segments. Profit increased during the first nine months of 2013 compared to the first nine months of 2012 primarily due to increased operating profit in the Corunna Olefins and Polyethylene segments, partially offset by lower operating profit in the Joffre Olefins segment.
General and administrative expenses increased during the first nine months of 2013 compared to the same period of 2012, primarily due to an increase in compensation related costs and other fixed costs.
Finance costs, net, were lower during the third quarter of 2013 compared to the third quarter of 2012, primarily due to the write-off of an unamortized discount related to our $400 million floating rate senior notes due November 2013, which we called in September 2012 and repaid in October 2012, partially offset by the make whole payment related to the purchase and redemption of our $350 million 8.375% senior notes due 2016. Finance costs, net were lower during the first nine months of 2013 compared to the first nine months of 2012, primarily due to the early repayment of our $400 million floating rate senior notes due November 2013 and an increase in capitalized borrowing costs, partially offset by the purchase and redemption of our $350 million 8.375% senior notes due 2016.

Capitalization, Liquidity and Cash Flow

Capitalization
(millions of U.S. dollars)	September 30 2013	December 31 2012
Long-term debt due within one year	$2	$3
Long-term debt (1)	861	791
Less: cash and cash equivalents	(728)	(653)
Total debt, net of cash and cash equivalents	$135	$141
Total equity	$3,343	$2,859
Quarterly decrease in total debt, net of cash (2)	$(59)	$(134)

(1)	See discussion below regarding July 2013 tender offer and new senior note offering.

(2)	Benchmarked against the previous applicable quarter.
Liquidity
We define liquidity as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. Our total liquidity at September 30, 2013, was $1,234 million, compared to $1,197 million at December 31, 2012.
We have two revolving credit facilities totaling $525 million as of September 30, 2013 and had three revolving credit facilities totaling $565 million as of December 31, 2012. As of September 30, 2013 and December 31, 2012, we had utilized $19 million and $21 million, respectively, of our revolving credit facilities.
On September 20, 2013, our $40 million bilateral credit facility expired undrawn.
On July 30, 2013, we closed our offering of $500 million 5.25% senior notes due 2023. The net proceeds of the offering were used primarily to purchase or redeem all of our $350 million 8.375% senior notes due 2016 and pay related transaction fees and expenses. The remainder was used for general corporate purposes.
In March 2013, we repaid our $100 million 7.875% debentures due 2025 early, using cash-on-hand.
We have two accounts receivable securitization programs (one in the U.S. and one in Canada). At September 30, 2013 and December 31, 2012, there were no outstanding balances under the programs. At September 30, 2013 and December 31, 2012, the maximum funding availability of the programs was $225 million.
Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at September 30, 2013.
As of September 30, 2013 and December 31, 2012, we had $79 million and $80 million, respectively, outstanding on our standby letter of credit facility.
Inflows and Outflows of Cash
During the third quarter of 2013, we generated $221 million in cash from operating activities. Funds from operations were $279 million. Working capital increased by $29 million primarily due to decreased trade and other payables resulting from decreased raw material purchases partially offset by decreased trade accounts receivable resulting from lower sales volumes. Capital expenditures and turnaround costs totaled $122 million for the third quarter of 2013. During the third quarter of 2013, we raised $500 million through a debt offering and repaid our $350 million 8.375% senior notes due 2016. The net increase in cash and cash equivalents for the third quarter of 2013 was $203 million.
During the nine months ended September 30, 2013, we generated $638 million in cash from operating activities. Funds from operations were $945 million. Working capital increased by $174 million, primarily due to higher inventory volumes and values. Capital expenditures and turnaround costs totaled $375 million for the nine months ended September 30, 2013. In March 2013, we repaid our $100 million 7.875% debentures due 2025 early, using cash-on-hand. During the third quarter of 2013, we raised $500 million through a debt offering and repaid our $350 million 8.375% senior notes due 2016. The net increase in cash and cash equivalents for the first nine months of 2013 was $75 million.
In March 2013, our Board of Directors approved, and we accrued, a $150 million distribution to our shareholder, which was paid in April 2013. The distribution occurred by a reduction of the stated capital account maintained for our common shares.
Feedstock Derivative Positions
We maintain a derivatives program to manage risk associated with our feedstock purchases. We recorded no net after-tax gain or loss on realized positions in the third quarter of 2013 and 2012.
Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See Mark-to-Market Feedstock Derivatives in "Corporate" above for more details. At September 30, 2013, we had no open feedstock derivative positions.

Supplemental Measures
We present certain supplemental measures below, which do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We believe that certain non-IFRS financial measures, when presented in conjunction with comparable IFRS financial measures, are useful to readers because the information is an appropriate measure for evaluating our operating performance. Internally, we use this non-IFRS financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

•
Operating Profit From Continuing Operations—profit from continuing operations before finance costs, net, income taxes and other gains and losses. This measure assists readers in analyzing our profit from continuing operations.

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
		Restated (1)		Restated (1)
Reconciliation of operating profit from continuing operations to profit for the period
Operating profit from continuing operations	$207	$191	$784	$764
Finance costs, net	(40)	(49)	(106)	(112)
Other losses, net	(5)	(3)	(13)	(9)
Income tax expense	(42)	(33)	(159)	(153)
Profit from continuing operations	120	106	506	490
Loss from discontinued operations, net of tax	—	(2)	—	(12)
Profit for the period	$120	$104	$506	$478

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2 of our unaudited interim condensed consolidated financial statements.

•
Operating Profit from the Businesses from Continuing Operations—represents operating profit from continuing operations from the Olefins/Polyolefins business unit and the Performance Styrenics segment. This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•
Senior Debt-to-Cash Flow—equals the drawn amount on any secured credit facilities of the Company (including letters of credit), plus the funded amount of our accounts receivable securitization programs, divided by Consolidated Cash Flow. This measure is provided to assist readers in calculating our financial covenant.

•
Consolidated Cash Flow—equals consolidated profit (loss), plus finance costs, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes certain subsidiaries. The Consolidated Cash Flow calculation is performed on a rolling 12 months. This measure is provided to assist readers in calculating our Senior Debt-to-Cash Flow financial covenant.

•
Debt-to-Capitalization—equals Net Consolidated Debt, divided by the aggregate of Consolidated Shareholder’s Equity, Net Consolidated Debt and Subordinated Shareholder Debt. This measure is provided to assist readers in calculating our financial covenant.

•
Net Consolidated Debt—equals long-term debt due within one year and long-term debt as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding debt of certain subsidiaries and any non-recourse debt, less cash and cash equivalents as reflected on our Consolidated Statement of Financial Position (excluding cash and cash equivalents of certain subsidiaries). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

•
Consolidated Shareholder’s Equity—equals consolidated equity as reflected on our most recent quarterly Consolidated Statement of Financial Position (excluding equity allocable to certain subsidiaries or equity allocable to assets that secure non-recourse debt). This measure is provided to assist readers in calculating our Debt-to-Capitalization financial covenant.

NOVA Chemicals Corporation
Notice of Disclosure of Non-auditor Review of Interim Financial Statements for the periods ended September 30, 2013 and 2012
The accompanying unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the interim periods ended September 30, 2013 and 2012, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and are the responsibility of the Company's management.
Our independent auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Dated October 31, 2013

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements
		Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Notes	September 30 2013	September 30 2012	September 30 2013	September 30 2012
			Restated (1)		Restated (1)
Revenue		$1,263	$1,189	$3,884	$3,951

Feedstock and operating costs		988	936	2,895	3,003
Research and development		12	12	36	33
Sales and marketing		7	8	23	23
General and administrative		49	42	146	128
		1,056	998	3,100	3,187
Operating profit from continuing operations		207	191	784	764

Finance costs, net	5	(40)	(49)	(106)	(112)
Other losses, net		(5)	(3)	(13)	(9)
		(45)	(52)	(119)	(121)
Profit before income taxes from continuing operations		162	139	665	643
Income tax expense	6	(42)	(33)	(159)	(153)
Profit from continuing operations		120	106	506	490
Loss from discontinued operations, net of tax	7	—	(2)	—	(12)
Profit for the period		$120	$104	$506	$478

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
		Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	Notes	September 30 2013	September 30 2012	September 30 2013	September 30 2012
			Restated (1)		Restated (1)
Profit for the period		$120	$104	$506	$478

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations from continuing operations		—	2	—	2
Exchange differences on translation of foreign operations from discontinued operations		—	1	—	2
Net gain on available-for-sale investments		—	—	1	—
		—	3	1	4
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) arising from employee benefit plan liabilities	3	26	(37)	163	(60)
Income tax (expense) benefit	6	(6)	9	(36)	13
		20	(28)	127	(47)
Other comprehensive income (loss) for the period, net of tax		20	(25)	128	(43)
Total comprehensive income for the period, net of tax		$140	$79	$634	$435

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Financial Position
(unaudited, millions of U.S. dollars)	Notes	September 30 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents		$728	$653
Trade and other receivables		454	458
Inventories		582	466
Income taxes receivable		13	51
Other current assets		55	48
		1,832	1,676
Intangible assets		379	400
Other non-current assets		55	39
Deferred tax asset		—	15
Property, plant and equipment	8	3,641	3,479
		$5,907	$5,609
Liabilities and Equity
Current liabilities
Trade and other payables		$408	$433
Other current liabilities		96	100
Income taxes payable		19	28
Provisions	10	31	32
Long-term debt due within one year	9	2	3
		556	596
Long-term debt	9	861	791
Other non-current liabilities		52	55
Employee benefit plan liability	3	235	452
Provisions	10	106	106
Deferred tax liability		754	750
		2,564	2,750
Equity
Issued capital		636	786
Other components of equity		1	—
Retained earnings		2,706	2,073
		3,343	2,859
		$5,907	$5,609

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Changes in Equity
(unaudited, millions of U.S. dollars)	Issued capital	Available-for-sale reserve	Foreign currency translation reserve	Retained earnings	Total equity
At December 31, 2011	$786	$—	$(3)	$1,597	$2,380
Profit for the period - restated (1)	—	—	—	188	188
Other comprehensive income (loss) - restated (1)	—	—	1	(1)	—
Total comprehensive income	—	—	1	187	188
At March 31, 2012	786	—	(2)	1,784	2,568
Profit for the period - restated (1)	—	—	—	186	186
Other comprehensive loss - restated (1)	—	—	—	(18)	(18)
Total comprehensive income	—	—	—	168	168
At June 30, 2012	$786	$—	$(2)	$1,952	$2,736
Profit for the period - restated (1)	—	—	—	104	104
Other comprehensive income (loss) - restated (1)	—	—	3	(28)	(25)
Total comprehensive income	—	—	3	76	79
At September 30, 2012	$786	$—	$1	$2,028	$2,815

At December 31, 2012	$786	$—	$—	$2,073	$2,859
Profit for the period	—	—	—	185	185
Other comprehensive income	—	1	—	48	49
Total comprehensive income	—	1	—	233	234
Distribution	(150)	—	—	—	(150)
At March 31, 2013	636	1	—	2,306	2,943
Profit for the period	—	—	—	201	201
Other comprehensive income	—	—	—	59	59
Total comprehensive income	—	—	—	260	260
At June 30, 2013	$636	$1	$—	$2,566	$3,203
Profit for the period	—	—	—	120	120
Other comprehensive income	—	—	—	20	20
Total comprehensive income	—	—	—	140	140
At September 30, 2013	$636	$1	$—	$2,706	$3,343

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Consolidated Statements of Cash Flows
	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
		Restated (1)		Restated (1)
Operating activities
Profit before tax	$162	$137	$665	$631
Loss from discontinued operations, net of tax	—	2	—	12
Profit before tax from continuing operations	162	139	665	643
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	79	75	230	221
Unrealized (gain) loss on derivatives	—	(5)	4	1
Unrealized foreign exchange loss (gain)	4	6	(2)	5
Movements in provisions and pensions	(6)	(25)	(58)	(50)
Finance costs	40	49	106	112
	279	239	945	932
Working capital adjustments:
Trade and other receivables	53	1	5	65
Inventories	(5)	19	(114)	58
Other current assets	2	(9)	(12)	(20)
Trade and other payables	(58)	28	(27)	32
Other current liabilities	(21)	17	(26)	(4)
	(29)	56	(174)	131
Changes in other non-current assets and liabilities	3	(4)	(3)	(2)
	(26)	52	(177)	129
Interest received	—	1	1	3
Income tax payments, net of refunds	(32)	(28)	(131)	(160)
Cash provided by operating activities from continuing operations	221	264	638	904
Cash used in operating activities from discontinued operations	—	—	—	(8)
Cash provided by operating activities	221	264	638	896
Investing activities
Purchase of property, plant and equipment	(109)	(68)	(316)	(156)
Capitalized interest	(4)	(1)	(11)	(2)
Turnaround costs	(9)	(20)	(48)	(47)
Purchase of available-for-sale investments	(6)	—	(25)	—
Proceeds from sale of available-for-sale investments	1	—	10	—
Proceeds (payments) from sale of investment in joint ventures	—	—	1	(2)
Purchase of intangible assets	(1)	—	(1)	—
Proceeds from disposal of property, plant and equipment	—	—	2	—
Other	(3)	—	—	—
Cash used in investing activities	(131)	(89)	(388)	(207)
Financing activities
Long-term debt repayments	(351)	—	(452)	(400)
Long-term debt additions	493	—	493	—
Decrease in accounts receivable securitization funding	—	(200)	—	(182)
Interest paid	(29)	(9)	(66)	(73)
Distribution paid	—	—	(150)	(75)
Cash provided by (used) in financing activities	113	(209)	(175)	(730)
Increase (decrease) in cash and cash equivalents	203	(34)	75	(41)
Cash and cash equivalents, beginning of period	525	953	653	960
Cash and cash equivalents, end of period	$728	$919	$728	$919

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

Refer to the accompanying notes to the Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
(unaudited, millions of U.S. dollars, unless otherwise noted)
1.     Corporate information
These unaudited interim condensed consolidated financial statements of NOVA Chemicals Corporation for the three and nine months ended September 30, 2013 and 2012 were authorized for issue in accordance with a resolution adopted by the audit committee of our Board of Directors on October 30, 2013. NOVA Chemicals Corporation is a corporation continued under the laws of the Business Corporations Act (New Brunswick) with its principal place of business located at 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5. Where used in these financial statements, “NOVA Chemicals” or the “Company” or “we” or “our” or “us” means NOVA Chemicals Corporation alone or together with its subsidiaries, depending on the context in which such terms are used.
2.     Basis of preparation and accounting policies
Basis of preparation
Our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2013 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Our unaudited interim condensed consolidated financial statements do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2012.
The same accounting policies and methods of computation were followed in the preparation of these unaudited interim condensed consolidated financial statements as were followed in the preparation of the audited consolidated financial statements for the year ended December 31, 2012, except for the changes discussed below.
Changes in accounting policies and disclosures
New and amended standards and interpretations
Our accounting policies adopted are consistent with those of the prior period, except for the following amended standards effective as of January 1, 2013:
IAS 1, Presentation of Items of Other Comprehensive Income - Amendments to IAS 1
The amendments to IAS 1 improve the quality of the presentation of other comprehensive income ("OCI"). The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 were adopted on January 1, 2013. The amendment affected presentation only and had no impact on our financial position or performance. The changes required by the amendments are reflected in our consolidated statements of comprehensive income.
IAS 19, Employee Benefits (Revised 2011)
IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 provide investors and other users of financial statements with a better understanding of an entity's obligations resulting from the provision of defined benefit plans and how those obligations affect its financial position, financial performance and cash flow. Among other things, the amendments eliminate the option to defer the recognition of gains and losses, known as the 'corridor method', and impacts the net benefit expense as the expected return on plan assets is calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. We adopted the amendments to IAS 19 on January 1, 2013 and have included our updated accounting policy for pension and other post-employment benefits below.
The amended standard required retrospective application and had the following impacts to our unaudited interim consolidated financial statements:

	Three Months Ended	Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30, 2012	September 30, 2012
Increase in feedstock and operating costs	$3	$9
Increase in general and administrative expense	1	3
Decrease in operating income	4	12
Decrease in income tax expense	1	3
Decrease in profit	$3	$9

Increase in other comprehensive income	$3	$9

Pensions and other post-employment benefits
We sponsor both defined benefit and defined contribution plans covering substantially all employees.
The cost of providing benefits under defined benefit plans is determined separately for each plan using the projected unit credit method and is expensed as employees provide services. Past service costs arising from plan amendments or curtailments are recognized as an expense at the earlier of the date of the plan amendment or curtailment occurs or when related restructuring costs or termination benefits are recognized. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods.
The defined benefit asset or liability is the present value of the defined benefit obligation, less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligation is measured using a discount rate based on high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or match the projected cash flows of our pension liabilities. The fair value for plan assets is based on market price information. The value of any defined benefit asset recognized on the statement of financial position is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
The cost of defined contribution benefits is expensed as earned by employees. In North America, we also provide medical care and life insurance benefits to eligible retirees and their dependents. These benefits are unfunded and are expensed as the employees provide service.
IFRS 7, Disclosures: Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7
These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. The disclosures provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 were adopted on January 1, 2013 and did not have a material impact on our unaudited interim condensed consolidated financial statements.
IFRS 10, Consolidated Financial Statements
IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities and replaces the consolidation requirements in Standing Interpretations Committee ("SIC") 12, Consolidation — Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 establishes a single control model that applies to all entities, including special purpose entities. The changes introduced by IFRS 10 require management to exercise judgment to determine which entities are controlled and therefore required to be consolidated. IFRS 10 was subsequently amended to clarify the transition guidance and limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. The adoption of IFRS 10 did not have an impact on our consolidated financial statements.
IFRS 11, Joint Arrangements
IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC 13, Jointly-controlled Entities - Non-monetary Contributions by Venturers, and provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as was previously the case). IFRS 11 addresses inconsistencies in the reporting of joint arrangements by requiring a single method (the equity method) to account for interests in joint ventures. In conjunction with the issuance of IFRS 11, IAS 28, Investments in Associates and Joint Ventures, was amended. An entity should apply IFRS 11 to determine the type of joint arrangement in which it is involved. Once it has determined that it has an interest in a joint venture, the entity should recognize an investment and account for it using the equity method in accordance with IAS 28 (as amended in 2011), unless the entity is exempt from applying the equity method as specified in the standard. IFRS 11 was subsequently amended to limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. The adoption of IFRS 11 did not have an impact on our consolidated financial statements.
IFRS 12, Disclosure of Interests in Other Entities
IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 includes a number of new disclosures, but has no impact on our financial position or performance. IFRS 12 was subsequently amended to limit the requirement to provide adjusted comparative information to only the immediately preceding comparative period. The disclosures required by this standard and amendment will be reflected in our consolidated financial statements for the year ended December 31, 2013.
IFRS 13, Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The adoption of IFRS 13 did not have an impact on our consolidated financial statements.
Annual Improvements to IFRSs: 2009 - 2011 Cycle
The Annual Improvements to IFRSs: 2009 - 2011 Cycle were issued as a result of the IASB's annual improvement process which incorporates amendments to various standards. The improvement to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period. The improvement to IAS 16, Property Plant and Equipment, clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The improvement to IAS 32, Financial Instruments: Presentation, clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12, Income Taxes. The improvement to IAS 34, Interim Financial Reporting, aligns the disclosure requirements for total segment assets with total segment liabilities in the interim financial statements. The amendments were adopted on January 1, 2013 and did not have an impact on our consolidated financial statements.
Standards issued but not yet effective
The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our unaudited interim condensed consolidated financial statements are disclosed below. We intend to adopt these standards and interpretations when they become effective.
IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets - Amendments to IAS 36
The amendments to IAS 36, Impairment of Assets, require disclosures about the recoverable amount of impaired assets. The amendments clarify the IASB’s original intention that the scope of the disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively. When effective, the amendments may impact certain disclosures in our consolidated financial statements, but are not expected to impact our financial position or performance.
International Financial Reporting Interpretations Committee ("IFRIC") Interpretation 21: Levies
IFRIC 21, Levies, is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. We are currently evaluating the impact of this standard.
3.     Significant accounting judgments, estimates and assumptions
The preparation of our unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Except as described below, the judgments, estimates and assumptions applied in our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2013, including the key sources of estimation uncertainty, were the same as those applied in our audited consolidated financial statements for the year ended December 31, 2012.
Pension and post-retirement benefits
The cost and obligations for our defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension indexation increases. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. Also, given the allocation of assets, the market value of the plans’ assets are sensitive to change in capital markets. All significant assumptions and asset values are reviewed at each reporting date.
In determining the appropriate discount rate, management considers the yields of high quality corporate bonds, in the respective country, with terms to maturity that approximate the duration or match the projected cash flows of our pension obligations. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases are based on our long-term view of compensation trends and pension indexation is based on expected future inflation rates for the respective country.
Given the increase in interest rates during the first nine months of 2013, management increased the discount rates used in determining our pension and post-retirement obligations and applied actual pension asset values as of September 30, 2013. These changes decreased our employee benefit plan liability by $151 million in 2013, and increased other comprehensive income and equity by $23 million and $118 million for the three and nine months ended September 30, 2013, respectively.
Determining whether an arrangement contains a lease
IFRIC 4, Determining Whether an Arrangement Contains a Lease, requires that determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether:

•	fulfillment of the arrangement is dependent on the use of a specified asset or assets; and

•	the arrangement conveys a right to use the asset.
During 2013, we have entered into various feedstock and storage agreements. Management expects that based on evaluation of the terms and conditions that the feedstock supply arrangements do not meet both criteria under IFRIC 4 and therefore do not contain leases. The storage arrangements meet both criteria under IFRIC 4 and therefore do contain leases. Under IAS 17, Leases, the storage arrangements were determined to be operating leases.
4.     Segmented information
The following tables provide information for each reportable operating segment.

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
Revenue
Joffre Olefins	$415	$396	$1,369	$1,368
Corunna Olefins	528	523	1,661	1,891
Polyethylene	596	485	1,813	1,615
Performance Styrenics	80	90	241	261
Eliminations	(356)	(305)	(1,200)	(1,184)
	$1,263	$1,189	$3,884	$3,951

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
Operating profit (loss) from continuing operations		Restated (1)		Restated (1)
Joffre Olefins	$138	$165	$516	$698
Corunna Olefins	28	70	210	204
Polyethylene	65	14	163	(44)
Performance Styrenics	2	2	2	7
Corporate	(40)	(33)	(127)	(108)
Eliminations	14	(27)	20	7
Operating profit from continuing operations	207	191	784	764
Finance costs, net	(40)	(49)	(106)	(112)
Other losses, net	(5)	(3)	(13)	(9)
Profit before income taxes from continuing operations	$162	$139	$665	$643

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
Depreciation and amortization
Joffre Olefins	$42	$37	$118	$112
Corunna Olefins	12	11	34	32
Polyethylene	23	24	71	68
Performance Styrenics	—	—	1	1
Corporate	2	3	6	8
	$79	$75	$230	$221

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
Capital Spending
Joffre Olefins	$15	$9	$51	$29
Corunna Olefins	39	26	131	58
Polyethylene	58	32	139	66
Performance Styrenics	1	1	3	2
Corporate	—	1	3	3
	$113	$69	$327	$158

(unaudited, millions of U.S. dollars)	September 30 2013	December 31 2012
Assets
Joffre Olefins	$2,333	$2,351
Corunna Olefins	864	661
Polyethylene	1,778	1,715
Performance Styrenics	91	106
Corporate	834	799
Eliminations	7	(23)
	$5,907	$5,609
5.    Finance costs

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
Interest on long-term debt (1)	$37	$46	$101	$100
Interest on securitizations and other	6	4	14	14
Accretion of decommissioning provisions	1	1	3	3
Finance costs	44	51	118	117
Capitalized borrowing costs	(4)	(1)	(11)	(2)
Finance income	—	(1)	(1)	(3)
Finance costs, net	$40	$49	$106	$112

(1)	Includes write-offs of unamortized discounts and make whole payments.
6.    Income taxes

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
		Restated (1)		Restated (1)
Profit before income taxes from continuing operations	$162	$139	$665	$643
Statutory income tax rate	25.0%	25.0%	25.0%	25.0%
Computed income tax expense	40	35	166	161
Increase (decrease) in taxes resulting from:
Higher effective foreign tax rates	1	—	4	1
Unrecognized loss carryforwards	(1)	2	(7)	(5)
Other	2	(4)	(4)	(4)
Income tax expense	$42	$33	$159	$153

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.

The major components of income tax expense in the unaudited interim consolidated income statements are:

	Three Months Ended		Nine Months Ended
(unaudited, millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
		Restated (1)		Restated (1)
Income taxes
Current income tax expense	$51	$46	$191	$184
Deferred income tax benefit	(9)	(13)	(32)	(31)
Income tax expense	42	33	159	153
Income tax expense (benefit) recognized in other comprehensive income	6	(9)	36	(13)
Total income taxes	$48	$24	$195	$140

(1)	Restated for new and amended IFRSs adopted January 1, 2013. Refer to Note 2.
7.    Assets and liabilities held for sale and discontinued operations
INEOS NOVA joint venture
On October 31, 2010, we entered into an agreement with an affiliate of INEOS Group Ltd. ("INEOS") providing for the sale of our 50% interest in the INEOS NOVA joint venture. The negotiated sale price was subject to several deductions. Some of these deductions were fixed as of October 31, 2010, such as our 50% share of the joint venture’s net indebtedness and some were estimated on the closing date, such as indemnified and unindemnified pension liabilities. The sale closed on February 28, 2011. However, other pension liabilities that were estimated as of closing were not finalized until we received regulatory approval. We received regulatory approval in April 2012 to finalize the remaining pension liability, paid INEOS $2 million and recorded an additional loss on the sale of $1 million during the nine months ended September 30, 2012. Associated results of operations and cash flows are separately reported as discontinued operations for the three and nine months ended September 30, 2012.
SYNTHEON
During 2012, we sold the majority of our building and construction businesses and assets that were collectively known as SYNTHEON. Associated results of operations and cash flows are separately reported as discontinued operations for three and nine months ended September 30, 2012.
Summarized financial information for our 50% interest in the former INEOS NOVA joint venture (“INJV”) and SYNTHEON are presented below:

	Three Months Ended			Nine Months Ended
	September 30, 2012			September 30, 2012
(unaudited, millions of U.S. dollars)	INJV	SYNTHEON	Total	INJV	SYNTHEON	Total
Revenues	$—	$7	$7	$—	$20	$20

Loss from discontinued operations, before tax	$—	$(2)	$(2)	$—	$(11)	$(11)
Loss on disposal, before tax	—	—	—	(1)	—	(1)
Loss from discontinued operations, net of tax	$—	$(2)	$(2)	$(1)	$(11)	$(12)

8.   Property, plant and equipment

(unaudited, millions of U.S. dollars)	Land	Buildings, structures & production plants	Machinery & equipment	Information system hardware	Vehicles	Office furniture & fixtures	Assets under construction	Total
Cost
At December 31, 2012	$44	$3,973	$14	$17	$9	$9	$243	$4,309
Additions	1	88	1	2	—	—	282	374
Disposals	—	(31)	—	—	—	—	(2)	(33)
Transfers	—	68	—	—	—	—	(68)	—
At September 30, 2013	$45	$4,098	$15	$19	$9	$9	$455	$4,650
Depreciation and impairments
At December 31, 2012	$—	$806	$5	$11	$2	$2	$4	$830
Depreciation	—	199	3	3	—	—	—	205
Disposals	—	(26)	—	—	—	—	—	(26)
At September 30, 2013	$—	$979	$8	$14	$2	$2	$4	$1,009
Net book value
At September 30, 2013	$45	$3,119	$7	$5	$7	$7	$451	$3,641
At December 31, 2012	$44	$3,167	$9	$6	$7	$7	$239	$3,479
Capitalized borrowing costs
The amount of borrowing costs capitalized during the three and nine months ended September 30, 2013 was $4 million and $11 million, respectively. Weighted average borrowing rates of approximately 7% and 8% were used to determine the amount of costs eligible for capitalization for the three and nine months ended September 30, 2013, respectively.
The amount of borrowing costs capitalized during the three and nine months ended September 30, 2012 was $1 million and $2 million, respectively. A weighted average borrowing rate of approximately 7% was used to determine the amount of costs eligible for capitalization for the three and nine months ended September 30, 2012.
Capital commitments
See Note 11 for capital commitments.
9.     Long-term debt

(unaudited, millions of U.S. dollars, unless otherwise noted)	Maturity		September 30 2013	December 31 2012
Revolving credit facilities	2015 - 2016	(1)	$—	$—
Unsecured debentures and notes:
$350	2016	(2)	—	344
$350	2019	(3)	343	342
$500	2023	(3)	493	—
$100	2025		—	78
			$836	$764
Accounts receivable securitization programs	2014-2015		—	—
Other debt	2019-2020		27	30
Total			$863	$794
Less long-term debt due within one year			(2)	(3)
Long-term debt			$861	$791

(1)	As of September 30, 2013, two facilities totaling $525 million: $425 million due December 17, 2016 and $100 million due September 20, 2015.

(2)	$279 million tendered and purchased by the Company pursuant to a cash tender offer in July 2013 and remaining $71 million redeemed in August 2013.

(3)	Callable at the option of the Company at any time.

We have two revolving credit facilities totaling $525 million as of September 30, 2013 and had three revolving credit facilities totaling $565 million as of December 31, 2012. As of September 30, 2013 and December 31, 2012, we had utilized $19 million and $21 million, respectively, of our revolving credit facilities.
On September 20, 2013, our $40 million bilateral credit facility expired undrawn.

On July 30, 2013, we closed our offering of $500 million 5.25% senior notes due 2023. The net proceeds of the offering were used primarily to purchase or redeem all of our $350 million 8.375% senior notes due 2016 and pay related transaction fees and expenses. The remainder was used for general corporate purposes.
In March 2013, we repaid our $100 million 7.875% debentures due 2025 early, using cash-on-hand.
We have two accounts receivable securitization programs (one in the U.S. and one in Canada). At September 30, 2013 and December 31, 2012, there were no outstanding balances under the programs. At September 30, 2013 and December 31, 2012, the maximum funding availability of the programs was $225 million.
Our $425 million secured revolving credit facility and our accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum senior debt-to-cash flow ratio of 3:1 computed on a rolling 12 month basis and a debt to capitalization ratio not to exceed 60%. We were in compliance with these covenants at September 30, 2013.
As of September 30, 2013 and December 31, 2012, we had $79 million and $80 million, respectively, outstanding on our standby letter of credit facility.
10.     Provisions

(unaudited, millions of U.S. dollars)	Restructuring	Decommissioning	Environmental	Legal	Total
At December 31, 2011	$1	$101	$5	$107	$214
Additions	1	—	1	2	4
Interest expense	—	4	—	—	4
Utilized	(2)	—	—	(78)	(80)
Reversed	—	(6)	—	—	(6)
Foreign exchange	—	2	—	—	2
At December 31, 2012	$—	$101	$6	$31	$138
Additions	1	—	—	—	1
Interest expense	—	3	—	—	3
Utilized	(1)	—	(1)	—	(2)
Foreign exchange	—	(3)	—	—	(3)
At September 30, 2013	$—	$101	$5	$31	$137

Classified as:	September 30 2013	December 31 2012
Current	$31	$32
Non-current	106	106
	$137	$138
11. Commitments and contingencies
Legal claims and contingent liabilities
We are involved in litigation from time-to-time in the ordinary course of business. Each quarter, we evaluate our litigation matters and review with our legal department and external counsel, the status of various outstanding legal cases and, where appropriate, establish provisions and disclose any contingent liabilities as required by IAS 37. In order to make an assessment for legal provisions and contingent liabilities, we consider various factors including, but not limited to, reviewing, on a case-by-case basis, the underlying facts of pending or threatened litigation, our history with prior claims, the actual or possible claim assessment by our internal and external counsel and the status of negotiations.
We recognize a legal provision when:

•	There is a present obligation (legal or constructive) as a result of a past event;

•	It is probable that an outflow of resources will be required to settle the obligation; and

•	A reliable estimate can be made of the amount of the obligation.
Based on our overall assessment of the case, if we believe it is probable that an outflow of resources will be required to settle the obligation, we will then determine whether a reliable estimate can be made. If so, we will make an estimate of the provision (excluding interest and discounting) under three scenarios, ranging from best case to worst case. We will use the “best estimate” outcome and record a provision in our financial statements.
We do not recognize contingent liabilities, but disclose contingent liabilities, unless the possibility of an outflow of resources is remote. Also, to the extent any information required is not disclosed because it is not practicable to do so, that fact is stated.

If disclosure of some or all of the information is expected to prejudice seriously our position in a dispute with other parties on the subject matter of a provision or contingent liability, we do not disclose such information, but do disclose the general nature of the dispute, together with the fact that, and the reason why, the information has not been disclosed.
Legal claims often involve highly complex issues, actual damages, and other matters. These issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimate of damages are often difficult to determine. For contingent liabilities, we have disclosed the claims below, but have not recorded a provision of the potential outcome of these claims and we are unable to make an estimate of the expected financial effect that will result from ultimate resolution of the proceedings.
We have recorded a provision for claims which we are able to make an estimate of the expected loss or range of possible loss, but believe that the publication of this information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, for these claims, we have disclosed information with respect to the nature of the contingency, but not an estimate of the range of potential loss or any provision accrued.
We believe that the aggregate provisions recorded for these matters are adequate based upon currently available information. However, given the inherent uncertainties related to these claims, we could, in the future, incur judgments that could have a material adverse effect on our results of operations in any particular period. We consider it unlikely that any such judgments could have a material adverse effect on our liquidity or financial position.
In 2005, The Dow Chemical Company ("Dow Chemical") filed suit against us in the Federal District Court in Delaware alleging that certain grades of our SURPASS® polyethylene film resins infringe two Dow Chemical patents. In 2010, a jury trial took place and a judgment of infringement against NOVA Chemicals was entered on June 18, 2010. Dow Chemical was awarded certain amounts for damages and pre-judgment interest. In 2012, after unsuccessful appeals, NOVA Chemicals paid Dow Chemical approximately $77 million. A Supplemental Damages Bench Trial was held on April 30, 2013 and May 1, 2013 to determine any additional damages that should be awarded to Dow Chemical based on sales of certain grades of NOVA Chemicals’ SURPASS resin in the United States from January 1, 2010 through the expiration of the patents on October 15, 2011. All post-trial briefs have been filed, and we expect a decision before the end of 2013.
In December 2010, Dow Chemical filed a Statement of Claim against us in Federal Court in Canada alleging that certain grades of our SURPASS polyethylene film resins infringe a Dow Chemical Canadian patent. We filed our statement of defense and counterclaim in March 2011. A trial on the infringement issue commenced in September 2013 and is scheduled to conclude in November 2013. If necessary, a subsequent trial to determine damages will be held at a future date. It is too early for us to assess the potential outcome of this litigation, including any financial impact.
A claim was filed against us in the Court of Queen's Bench of Alberta by Dow Chemical Canada ULC and its European affiliate (collectively, "Dow") concerning the third ethylene plant at our Joffre site. Dow has amended its initial statement of claim and has claimed for further losses and damages in an amount to be proven at trial of this action. In its most recent amendment, Dow estimates its claim at an amount exceeding $400 million. We initially counterclaimed in the same action. We also amended our statement of defense and counterclaim. The amount of our counterclaim is estimated in our most recent amendment at approximately $350 million.
Capital commitments
At September 30, 2013, we had capital commitments of $563 million, of which $501 million relates to NOVA 2020 growth projects, including $437 million and $40 million for the PE1 Expansion Project and Corunna Revamp Project, respectively.

Forward-Looking Statements
This earnings report contains forward-looking statements with respect to NOVA Chemicals. By its nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking statements will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking statements.
The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. Specific forward-looking statements contained in this earnings report include, among others, statements regarding: the expected timing of commissioning of our new PE reactor and our expectation that the recent installation of tie-ins for the ongoing PE1 Expansion project will eliminate the need for another planned outage prior to that expected commissioning; our intentions regarding adoption of new accounting standards and interpretations when they become effective; and our beliefs regarding our litigation with Dow Chemical. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on March 1, 2013 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this earnings report, and except as required by applicable law, we undertake no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.
Trademark Information
is a registered trademark of NOVA Brands Ltd.; authorized use.
SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

INVESTOR INFORMATION
Contact Information
Phone:(403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com	E-Mail: public@novachem.com

NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5L5

For investors and media inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: (412) 490-4952
E-mail: Pace.Markowitz@novachem.com

NOVA Chemicals files additional information with the U.S. Securities and Exchange Commission, which can be accessed via the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. at 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6; telephone: 1-800-387-0825 (Canada/US) or (416) 682-3860 (outside Canada/US); e-mail: inquiries@canstockta.com. Non-registered shareholders should contact their broker or other intermediary for details.

If any holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to International Petroleum Investment Company for no consideration.